Filed by BFC Financial Corporation

Commission File No. 001-09071

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No. 001-13133

BFC Financial Corporation Reports Financial Results

For the First Quarter, 2013

FORT LAUDERDALE, Florida – May 15, 2013 – BFC Financial Corporation (“BFC” or the “Company”) (OTCQB: BFCF) reported financial results for the first quarter ended March 31, 2013.

BFC reported net loss attributable to BFC of $(2.6) million, or $(0.03) per diluted share, for the quarter ended March 31, 2013, versus net loss attributable to BFC of $(2.7) million, or $(0.04) per diluted share for the quarter ended March 31, 2012.

As of March 31, 2013, BFC had total consolidated assets of approximately $1.6 billion, shareholders’ equity attributable to BFC of approximately $297.6 million, and total consolidated equity of approximately $512.7 million.

On April 2, 2013, BFC and BBX Capital Corporation (“BBX Capital” and/or “BBX”) (NYSE: BBX), formerly BankAtlantic Bancorp, announced that they had completed their previously announced acquisition of Bluegreen Corporation (“Bluegreen”). Prior to completion of the transaction, BFC, through its subsidiary, Woodbridge Holdings, LLC (“Woodbridge”), owned approximately 54% of Bluegreen’s outstanding Common Stock. Under the terms of the merger agreement between BFC, Woodbridge and Bluegreen, Woodbridge acquired the remaining approximate 46% of Bluegreen’s outstanding Common Stock in a cash merger pursuant to which Bluegreen’s public shareholders received $10.00 per share in cash. BBX Capital participated in the transaction by acquiring a 46% equity interest in Woodbridge for an investment of approximately $71.75 million (consisting of $60 million in cash and a promissory note in Woodbridge’s favor in the principal amount of $11.75 million). As a result of the completed transaction, Bluegreen is now a direct wholly owned subsidiary of Woodbridge, and BFC and BBX Capital will share in distributions made from Woodbridge, if any, pro rata based on their membership interests of 54% and 46%, respectively.

On May 7, 2013, BFC and BBX Capital announced that they had entered into a definitive merger agreement pursuant to which BBX Capital will become a wholly owned subsidiary of BFC Financial. Under the terms of the merger agreement, which was unanimously approved by a special committee comprised of BBX’s independent directors as well as the boards of directors of both companies, BBX’s shareholders (other than BFC) will be entitled to receive 5.39 shares of BFC’s Class A Common Stock for each share of BBX’s Class A Common Stock held at the effective time of the merger. BFC currently owns approximately 53% of BBX’s Class A Common Stock and 100% of its Class B Common Stock, all of which will be canceled upon consummation of the merger. It is currently anticipated that the merger will be consummated promptly after all conditions to closing under the merger agreement are satisfied or, to the extent permitted under applicable law or the merger agreement, waived. The listing of BFC’s Class A Common Stock on a national securities exchange or interdealer quotation system of a registered national securities association is a condition to consummation of the merger.

BFC’s Business Strategy:

BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. BFC most recently has focused on providing strategic support to its existing investments with a view to the improved performance of the organization as a whole. In the future, we may also seek to make opportunistic investments outside of our existing portfolio, including investments in real estate opportunities and middle market operating businesses. In furtherance of our goals, we will continue to evaluate various financing transactions, including raising additional debt or equity as well as other alternative sources of new capital. We anticipate that our results of operations will vary significantly on a quarterly basis as our investments and holdings are longer term in nature and are not expected to generate income on a regular or predictable basis.

Net loss attributable to BFC is defined as net loss after non-controlling interests.

Under generally accepted accounting principles, the financial statements of the companies in which BFC holds a controlling interest, including BBX Capital and Bluegreen Corporation, are consolidated in BFC’s financial statements. At March 31, 2013, BFC had an approximate 53% economic ownership interest in BBX Capital and an approximate 54% economic ownership interest in Bluegreen.

More complete information relating to BFC and its financial results is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on April 2, 2013 and is available to view on the SEC’s website, www.sec.gov, or on BFC’s website, www.BFCFinancial.com

About BFC Financial Corporation: BFC is a holding company whose principal holdings include through Woodbridge, a 54% equity controlling interest in Bluegreen Corporation (a vacation ownership company with 170,000 owners and over 61 owned or managed resorts), and a 53% direct controlling interest in BBX Capital Corporation. For more information, visit www.BFCFinancial.com.

BFC Contact Info:

Investor Relations: Leo Hinkley, Investor Relations Officer, 954- 940-4994

Email: InvestorRelations@BFCFinancial.com

Additional Information and Where to Find it:

BFC will file with the SEC a Registration Statement on Form S-4, in which a joint proxy statement/prospectus concerning the merger described in this press release will be included. The joint proxy statement/prospectus will be sent to the shareholders of BFC and BBX, who are advised to read the joint proxy statement/prospectus when it is finalized and distributed because it will contain important information. Shareholders of BFC and BBX will be able to obtain a copy of the joint proxy statement/prospectus and other relevant documents filed with the SEC free-of-charge from the SEC’s website at www.sec.gov or under the “Investors – SEC Filings” tab of the companies’ respective websites at www.BFCFinancial.com and www.BBXCapital.com. Shareholders may also obtain free copies of the documents by directing a request by mail to the applicable company at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900 (in the case of BFC) or 954-940-4000 (in the case of BBX).

BFC, BBX and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation as well as additional information concerning BFC’s and BBX’s directors and executive officers will be set forth in the joint proxy statement/prospectus relating to the merger. Information concerning BFC’s and BBX’s directors and executive officers is also set forth in their respective filings with the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “plans,” “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, the impact of economic, competitive and other factors affecting the Company and its subsidiaries, and their respective operations, markets, products and services; and that the Bluegreen merger will not be as advantageous as anticipated, and that the scope and success of our future business strategies may not be realized as anticipated or at all. This document also contains forward looking statements regarding the Company’s proposed merger with BBX which are subject to risks relating to the ability to realize the expected benefits from the merger, the ability of the parties to satisfy all of the conditions to the closing of the merger, including BFC’s ability to obtain the listing of its Class A Common Stock on a national securities exchange (or qualified interdealer quotation system), litigation that may be brought challenging the merger, and that the merger may not otherwise be consummated in accordance with its terms, or at all. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the Company’s control. The reader should not place undue reliance on any forward-looking statements, estimates or assumptions, which speaks only as of the date made. In addition, past or current performance is not a guarantee or indication of future performance. Reference is also made to the risks and uncertainties detailed in reports filed by the Company with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which may be viewed on the SEC’s website at www.sec.gov or on BFC’s website at www.BFCFinancial.com. Further, relating to the proposed merger of BFC and BBX, reference is also made to the risks and uncertainties detailed in reports filed by BFC and BBX with the SEC, including the “Risk Factors” sections thereof, which may also be viewed on the SEC’s website at www.sec.gov, on BFC’s website at www.BFCFinancial.com, or BBX’s website www.BBXCapital.com. The Company cautions that the foregoing factors are not exclusive.